June 4, 2013

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           JNLNY Separate Account I (“Registrant”)
File Nos. 333-70384 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 70 under the Securities Act of 1933, and Amendment No. 314 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The supplement in the Amendment includes the following changes:

•
The Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits (GMWBs), which are not currently available, will be available with the following changes:

o	revisions to the charges, Guaranteed Annual Withdrawal Amount percentages, and Contract Anniversary date requirements for the Guaranteed Withdrawal Balance Adjustment;
o	elimination of the availability of the Optional Income Upgrade Table; and
o
removal of contract enhancements from the GMWB calculations under Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs (consistent with the changes made to the single life versions of these GMWBs in connection with the April 29, 2013 updates).

•	The quarterly Contract Value step-up options under the single and Joint for Life versions of LifeGuard Freedom Flex, which are not currently available, will be available with revised charges.
•	The maximum issue age requirement for LifeGuard Freedom Flex DB NY is revised.

Several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the supplement.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata
Joan E. Boros